UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 1, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the Earnings Release of NXP Semiconductors N.V. entitled “NXP Semiconductors Reports Third Quarter 2011 Results” dated November 1, 2011.

Exhibits

1.	Earnings Release entitled “NXP Semiconductors Reports Third Quarter 2011 Results” dated November 1, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 1st day of November 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors Reports Third Quarter 2011 Results

Q3 2011
Revenue	$1,060 million

GAAP Gross margin	46.0%
GAAP Operating margin	10.3%
GAAP Earnings per share	$1.21

Non-GAAP Gross margin	48.3%
Non-GAAP Operating margin	19.8%
Non-GAAP Earnings per share	$0.50

•	Trailing twelve month adjusted EBITDA $1,173 million

•	Net debt reduced $746 million year-on-year to $2,956 million

•	Ratio of net debt to trailing 12-month adjusted EBITDA at 2.5×

Eindhoven, The Netherlands, November 1, 2011 - NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter 2011, ended October 2, 2011, and provided guidance for the fourth quarter 2011.

Third Quarter 2011 GAAP Results

Product Revenue from continuing operations was $970 million, an increase of 3.6 percent from the $936 million reported in the third quarter of 2010, and a decrease of 5.4 percent from the $1,025 million reported in the second quarter of 2011. Product Revenue is the combination of revenue from the HPMS and Standard Products segments. Total revenue from continuing operations was $1,060 million, a decrease of 5.4 percent from the $1,120 million reported in third quarter of 2010 and a decrease of 5.4 percent from the $1,121 million reported in the second quarter of 2011.

Revenue attributable to the combination of the Manufacturing Operations and Corporate and Other segments was $90 million, a 51.1 percent decrease from the $184 million reported in the third quarter of 2010, and a 6.3 percent decrease from the $96 million reported in the second quarter of 2011. The anticipated decline was primarily due to lower revenue in the Manufacturing Operations segment, as contractual obligations to provide manufacturing services for previously divested businesses continue to expire. Included in the total revenue for the third quarter of 2010 was $24 million related to the divested NuTune business.

Gross profit from continuing operations for the third quarter of 2011 was $488 million, or 46.0 percent of revenue, as compared to $476 million, or 42.5 percent of revenue reported in the third quarter of 2010. This compares to the $523 million, or 46.7 percent of revenue reported in the second quarter 2011.

Operating income from continuing operations for the third quarter of 2011 was $109 million, or 10.3 percent of revenue, as compared to an operating income of $106 million reported in the third quarter of 2010, or 9.5 percent of revenue. This compares to an operating income of $133 million, or 11.9 percent of revenue as reported in the second quarter of 2011.

Net income for the third quarter of 2011 was $301 million or $1.21 per share. This compares to a net income of $369 million, or $1.55 per share (diluted) reported in the third quarter of 2010, and net income of $84 million or $0.33 per share (diluted) reported in the second quarter of 2011. Net income for the second quarter of 2011 and the third quarter of 2010 was positively impacted due to currency fluctuations on the company’s U.S. dollar-denominated debt

On July 4, 2011 NXP closed the previously announced sale of the Sound Solutions business and received gross proceeds of $855 million. During the third quarter of 2011 NXP realized $411 million of net profit, or $1.69 per share from the sale of the Sound Solutions business. All current and all prior period financial figures have been restated to reflect the divesture of the Sound Solutions business. The historical results of the Sound Solutions business are treated as a discontinued operation in NXP’s financial statements.

Subsequent to the end of the third quarter, NXP entered into a private transaction whereby it will purchase $250.5 million principal amount of its U.S. dollar-denominated floating rate notes due 2013 and €258.5 million principal amount of its euro-denominated floating rate notes due 2013 from an existing notes-holder in exchange for new U.S. dollar-denominated senior secured floating rate notes due 2016 with a principal amount of approximately $622 million, assuming a Euros-to-U.S. dollar exchange rate of 1.40. The new floating rates will bear interest at LIBOR + 550bps. The transaction is expected to close in November and is subject to customary closing conditions.

Third Quarter 2011 non-GAAP Results

Non-GAAP gross profit from continuing operations was $512 million, or 48.3 percent of revenue, an increase of 4.9 percent from the $488 million, or 43.6 percent of revenue reported in the third quarter of 2010. This compares to $536 million, or 47.8 percent of revenue, a 4.5 percent decline from amount reported in the second quarter of 2011.

Non-GAAP operating income from continuing operations was $210 million, or 19.8 percent of revenue, an increase of 13.5 percent from the $185 million, or 16.5 percent of revenue, reported in the third quarter of 2010. This compares to the non-GAAP operating income of $229 million, or 20.4 percent of revenue, an 8.3 percent decline from the amount reported in the second quarter of 2011.

Non-GAAP net income was $126 million, or $0.50 per share (diluted). This compares to non-GAAP net income of $94 million, or $0.39 per share (diluted) reported in the third quarter of 2010, and a net income of $130 million or $0.51 per share (diluted) reported in the second quarter of 2011.

“During the third quarter NXP delivered revenue around the lower end of our original guidance, as customer order-rates slowed in response to the uncertain macro-economic environment,” said Richard Clemmer, NXP Chief Executive Officer. “As we have previously highlighted, our customers continue to actively manage their on-hand inventory exposure, with this trend most notable through our distribution channel. We do not anticipate a re-acceleration of orders to occur in the short-term until our customers have more confidence in the stability of end-market demand. As such, we anticipate order patterns over the next few quarters will continue to be volatile.

“Even as revenue came in at the lower end of our expectations, our overall profitability improved during the quarter as non-GAAP gross margin was just over 48 percent, a 470 basis point improvement versus the year ago period. Our non-GAAP operating profit was in-line with our original guidance, with non-GAAP operating margin just below 20 percent, a 330 basis point improvement versus the year ago period.

“We continued to actively deleverage our balance sheet as our net debt declined $746 million versus the year ago period to $2,956 million, resulting in a net debt to trailing-twelve month adjusted EBITDA of 2.5 times. Additionally we repurchased 3.4 million shares of our common stock for $57 million,” said Clemmer.

Additional Information for the Third Quarter of 2011:

•

NXP repaid $600 million of short term debt and $221 million of long-term debt. The change in total debt balance during the quarter, which includes the impact of currency fluctuations, was a decline of $885 million.

•	Net cash interest paid was $82 million.

•

On September 1, 2011 Moody’s Investor Service raised NXP’s corporate credit rating to “B2” from “B3”. Additionally, Moody’s upgraded the senior secured debt rating to “B2” from “B3”; upgraded the company’s senior unsecured debt rating to “Caa1” from Caa2”, and upgraded its outlook on the company to a “Positive Outlook” from a “Stable Outlook”.

•	NXP repurchased a total of 3.4 million shares of common stock for a total cost of approximately $57 million.

•

Annualized cost savings for the Redesign Program were $58 million in the third quarter of 2011, bringing the cumulative total since inception of the program to $889 million. NXP continues to estimate that the total annualized program savings since inception in September 2008 through its expected completion at the end of 2011 to be approximately $925 million.

•

Cash paid out for the Redesign Program was $8 million in the third quarter of 2011, bringing the cumulative total since the beginning of the program to $720 million. NXP continues to estimate that total program costs since inception in 2008 through its expected completion at the end of 2011 will be no greater than $725 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2011 operating income of $27 million, EBITDA of $38 million and had an ending cash balance of $227 million.

•	Utilization in NXP wafer fabs averaged 79 percent in the third quarter 2011 compared to 99 percent in the year ago period and 94 percent in the prior quarter.

Guidance for the Fourth Quarter 2011:

•

Product Revenue for the fourth quarter of 2011 is anticipated to be in a range of down 8 to 14 percent sequentially as compared to the third quarter of 2011. Product Revenue is the combination of revenue from the HPMS and Standard Products segments.

•	The combination of revenue from Manufacturing Operations and Corporate and Other segments is anticipated to be approximately $70 million.

•	Non-GAAP gross profit from continuing operations is expected to be in a range of $397 million to $426 million.

•	Non-GAAP operating expense is expected to be in a range of $268 million to $274 million.

•	Non-GAAP operating income from continuing operations is expected to be in a range of $129 million to $152 million.

•	Interest expense is anticipated to be in a range of $71 million, plus or minus $1 million.

•	Cash income tax is anticipated to be approximately $5 million.

•	Income attributable to non-controlling interests is anticipated to be approximately $2 million.

•	Average diluted share count is anticipated to be approximately 251 million shares.

•	Non-GAAP EPS is anticipated to be in a range of $0.20 to $0.30 per share.

Discussion of GAAP to non-GAAP Reconciliations

NXP provides financial information on both a U.S. generally accepted accounting principles (GAAP) and non-GAAP basis. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in this release.

Non-GAAP information should not be considered a substitute for any information derived or calculated in accordance with GAAP. NXP provides this information as an additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses it in its analysis of NXP’s operating performance, historical results and projections of NXP’s future operating results.

The non-GAAP measures used herein are not intended to be measures of financial performance or condition, liquidity or profitability in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income, or any other performance measures determined in accordance with GAAP.

Certain information referred to in this release, including “non-GAAP gross margin”, “non-GAAP operating margin”, “EBITDA”, “Adjusted EBITDA” and “Adjusted EBITDA - last 12 months”, have not been derived in accordance with GAAP and can vary from other participants in the semiconductor industry. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of NXP’s financial results as reported under GAAP. In this release the use of the terms:

•

“Non-GAAP gross profit”, “non-GAAP gross margin”, “non-GAAP operating margin”, “non-GAAP operating income” and “non-GAAP net income” are all non-GAAP financial measure that reflect the underlying operating and profit structure of NXP operations net of purchase price accounting (“PPA”), restructuring, other incidental items and the impact of other non-cash adjustments.

•

“EBITDA”, “Adjusted EBITDA” and “ Trailing 12 month adjusted EBITDA”, are not intended to be a measure of free cash flow for management’s discretionary use, as these metrics do not consider certain cash requirements such as interest payments, tax payments, debt service requirements and replacement of fixed assets.

•

“PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. The PPA effect on the Company’s gross profit refers to additional depreciation charges on tangible fixed assets, resulting from the step-up in fair values. The PPA effect in research and development expenses represents the write-off of in-process R&D. The amortization charges related to long-lived intangible assets are reflected in general and administrative expenses.

•

“Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another). NXP presents other incidental items in its analysis of results of operations because these costs, gains and losses, have affected the comparability of the company’s results over the years.

•	“Net debt” refers to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Conference Call and Webcast Information

NXP will host a conference call on November 1, 2011 at 8:00 a.m. U.S. Eastern Time (1:00 p.m. Central European Time) to discuss its third quarter 2011 results and provide an outlook for the fourth quarter of 2011. To listen to the webcast, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.4 billion in 2010. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Condensed consolidated statements of operations (unaudited)

Table 1

($ in millions except share data)	Q3 2010	Q2 2011	Q3 2011

Revenue	1,120	1,121	1,060
Cost of revenue	(644)	(598)	(572)

Gross profit	476	523	488

Research and development expenses	(146)	(165)	(165)
Selling expenses	(63)	(73)	(74)
General and administrative expenses	(162)	(156)	(145)

Total operating expenses	(371)	(394)	(384)

Other income (expense)	1	4	5

Operating income (loss)	106	133	109

Financial income (expense):
Interest income (expense) - net	(80)	(79)	(73)
Foreign exchange gain (loss) on debt	323	85	(82)
Gain (loss) on extinguishment of long term debt	55	(14)	(11)
Other financial expense	(19)	(11)	(8)

Income (loss) before taxes	385	114	(65)

Provision for income taxes	(27)	—	(20)

Income (loss) after taxes	358	114	(85)

Results relating to equity-accounted investees1)	(5)	(15)	(25)

Income (loss) from continuing operations	353	99	(110)
Income (loss) on discontinued operations, net of tax	23	(2)	421

Net income (loss)	376	97	311
Net (income) loss attributable to non-controlling interests	(7)	(13)	(10)

Net income (loss) attributable to stockholders	369	84	301

Earnings per share data:
Net income (loss) attributable to stockholders per common share in $:
Basic earnings per common share in $
Income (loss) from continuing operations	1.46	0.35	(0.48)
Income (loss) from discontinued operations	0.10	(0.01)	1.69
Net income (loss)	1.56	0.34	1.21
Diluted earnings per common share in $
Income (loss) from continuing operations	1.45	0.34	(0.48)
Income (loss) from discontinued operations	0.10	(0.01)	1.69
Net income (loss)	1.55	0.33	1.21

Weighted average number of shares of common stock used in computing per share amounts (in thousands):
- Basic	237,295	249,957	248,318
- Diluted	238,735	256,273	248,318

1)	During the third quarter 2011, the share in net income of NXP’s equity-accounted participation in Trident is not based on the actual reported net income due to differences in reporting schedules between NXP and Trident. NXP has estimated Trident’s income based on our interpretation of Trident’s public guidance and statements made during the third quarter 2011.

NXP Semiconductors

Condensed consolidated balance sheets (unaudited)

Table 2

($ in millions unless otherwise stated)	Oct 3, 2010	July 3, 2011	Oct 2, 2011

Current assets:
Cash and cash equivalents	947	859	865
Receivables:
Accounts receivable - net	449	424	413
Other receivables	48	46	33

Total receivables	497	470	446
Assets held for sale	47	45	45
Current assets of discontinued operations	109	92	—
Inventories	486	571	610
Other current assets	137	122	111

Total current assets	2,223	2,159	2,077

Non-current assets:
Investments in equity-accounted investees	159	95	71
Other non-current financial assets	20	19	18
Non-current assets of discontinued operations	275	302	—
Other non-current assets	140	173	151
Property, plant and equipment	1,175	1,156	1,107
Intangible assets excluding goodwill	1,585	1,426	1,274
Goodwill	2,334	2,468	2,316

Total non-current assets	5,688	5,639	4,937

Total assets	7,911	7,798	7,014

Current liabilities:
Accounts payable	589	561	532
Liabilities held for sale	29	21	21
Current liabilities of discontinued operations	67	36	—
Accrued liabilities	524	404	422
Short-term provisions	132	71	120
Other current liabilities	47	101	86
Short-term debt	509	641	49

Total current liabilities	1,897	1,835	1,230

Non-current liabilities:
Long-term debt	4,140	4,065	3,772
Long-term provisions	432	366	348
Non-current liabilities of discontinued operations	26	21	—
Other non-current liabilities	111	100	104

Total non-current liabilities	4,709	4,552	4,224

Non-controlling interests	226	193	203
Stockholder’s equity	1,079	1,218	1,357

Total equity	1,305	1,411	1,560

Total liabilities and equity	7,911	7,798	7,014

NXP Semiconductors

Condensed consolidated statements of cash flows (unaudited)

Table 3

($ in millions unless otherwise stated)	Q3 2010	Q2 2011	Q3 2011
Cash Flows from operating activities
Net income (loss)	376	97	311
(Income) loss from discontinued operations, net of tax	(23)	2	(421)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	155	143	152
Net (gain) loss on sale of assets	(7)	(2)	(1)
(Gain) loss on extinguishment of debt	(55)	14	11
Results relating to equity accounted investees	6	15	25
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	49	16	(15)
(Increase) decrease in inventories	(26)	(30)	(50)
Increase (decrease) in trade payables	(20)	17	(15)
(Increase) decrease in other receivables	64	1	9
Increase (decrease) in other payables	(20)	(108)	32
Increase (decrease) in provisions	(29)	(5)	7
Changes in deferred taxes	53	(5)	(3)
Exchange differences	(382)	(85)	82
Other items	11	11	7

Net cash provided by (used for) operating activities	152	81	131

Cash flows from investing activities:
Purchase of intangible assets	(2)	(2)	(1)
Capital expenditures on property, plant and equipment	(61)	(71)	(45)
Proceeds from disposals of property, plant and equipment	2	2	1
Purchase of other non-current financial assets	(1)	(1)	—
Proceeds from the sale of other non-current financial assets	27	1	1
Purchase of interest in businesses	(8)	—	—

Net cash (used for) provided by investing activities	(43)	(71)	(44)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	2	6
Amounts drawn under the revolving credit facility	—	200	—
Repayments under the revolving credit facility	(100)	—	(600)
Repurchase of long-term debt	(1,370)	(678)	(230)
Principal payments on long-term debt	(1)	(1)	(2)
Net proceeds from the issuance of long-term debt	974	496	—
Dividends paid to non-controlling interests1)	(1)	(67)	—
Net proceeds from the issuance of common stock	450	—	—
Cash proceeds from exercise of stock options	—	9	—
Purchase of treasury shares	—	—	(57)

Net cash provided by (used for) financing activities	(48)	(39)	(883)

Net cash provided by (used for) continuing operations	61	(29)	(796)
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	7	4	—
Net cash provided by (used for) investing activities	(8)	(10)	842
Net cash provided by (used for) financing activities	—	(2)	—

Net cash provided by (used for) discontinued operations	(1)	(8)	842

Net cash provided by (used for) continuing and discontinued operations	60	(37)	46
Effect of changes in exchange rates on cash positions	60	9	(48)

Increase (decrease) in cash and cash equivalents	120	(28)	(2)
Cash and cash equivalents at beginning of period	842	895	867

Cash and cash equivalents at end of period	962	867	865
Less: cash and cash equivalents at end of period-discontinued operations	15	8	—

Cash and cash equivalents at end of period-continuing operations	947	859	865

1)	Dividends paid to non-controlling interests have been reclassified from operating activities to financing activities to align with the guidance provided by ASC Topic 810 that classifies non-controlling interests within equity.

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

NXP Semiconductors

Segment Results

Segment Revenue

Table 4

($ in millions)	Q3 2010	Q2 2011	Q3 2011

High Performance Mixed Signal	715	779	726
Standard Products	221	246	244

Product Revenue	936	1,025	970

Manufacturing Operations	148	83	79
Corporate and Other	36	13	11

Total NXP revenue	1,120	1,121	1,060

High Performance Mixed Signal Segment Results

Table 5

($ in millions, unless otherwise stated)	Q3 2010	Q2 2011	Q3 2011

Revenue	715	779	726
% of Product Revenue	76.4%	76.0%	74.8%

GAAP gross profit	403	433	397
% of revenue	56.4%	55.6%	54.7%
Non-GAAP gross profit	404	433	410
% of revenue	56.5%	55.6%	56.5%

Operating income (loss)	120	112	86
% of revenue	16.8%	14.4%	11.8%
Non-GAAP operating income	165	166	149
% of revenue	23.1%	21.3%	20.5%

Standard Products Segment Results

Table 6

($ in millions, unless otherwise stated)	Q3 2010	Q2 2011	Q3 2011

Revenue	221	246	244
% of Product Revenue	23.6%	24.0%	25.2%

GAAP gross profit	78	92	90
% of revenue	35.3%	37.4%	36.9%
Non-GAAP gross profit	79	93	90
% of revenue	35.7%	37.8%	36.9%

Operating income (loss)	31	47	42
% of revenue	14.0%	19.1%	17.2%
Non-GAAP operating income (loss)	44	63	55
% of revenue	19.9%	25.6%	22.5%

NXP Semiconductors

Segments Reconciliation

Q3 2011

Table 7

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non- GAAP

Gross profit
HPMS	397	(13)	—	—	410
Standard Products	90	—	—	—	90
Manufacturing Operations	(12)	(2)	(4)	(5)	(1)
Corporate and Other	13	—	—	—	13

Total NXP	488	(15)	(4)	(5)	512

Operating income (loss)
HPMS	86	(63)	(1)	1	149
Standard Products	42	(14)	—	1	55
Manufacturing Operations	(16)	(6)	(5)	(5)	—
Corporate and Other	(3)	—	(1)	(8)	6

Total NXP	109	(83)	(7)	(11)	210

Q2 2011

Table 8

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non- GAAP

Gross profit
HPMS	433	—	—	—	433
Standard Products	92	—	(1)	—	93
Manufacturing Operations	(15)	(3)	(3)	(6)	(3)
Corporate and Other	13	—	—	—	13

Total NXP	523	(3)	(4)	(6)	536

Operating income (loss)
HPMS	112	(50)	(3)	(1)	166
Standard Products	47	(15)	(1)	—	63
Manufacturing Operations	(18)	(7)	(3)	(7)	(1)
Corporate and Other	(8)	—	(1)	(8)	1

Total NXP	133	(72)	(8)	(16)	229

Q3 2010

Table 9

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidentals	Non- GAAP

Gross profit
HPMS	403	(1)	—	—	404
Standard Products	78	—	(1)	—	79
Manufacturing Operations	2	(2)	(6)	(2)	12
Corporate and Other	(7)	—	—	—	(7)

Total NXP	476	(3)	(7)	(2)	488

Operating income (loss)
HPMS	120	(48)	5	(2)	165
Standard Products	31	(12)	(1)	—	44
Manufacturing Operations	(8)	(7)	(6)	(2)	7
Corporate and Other	(37)	(2)	1	(5)	(31)

Total NXP	106	(69)	(1)	(9)	185

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q3 2011

Table 10

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non- GAAP

Revenue	1,060	—	—	—	—		1,060

Gross profit	488	(15)	(4)	(5)	—		512
% of revenue	46.0%						48.3%

Research and development	(165)	—	(1)	—	—		(164)
Selling	(74)	—	—	—	—		(74)
General and administrative	(145)	(68)	(2)	(8)	—		(67)

Total operating expense	(384)	(68)	(3)	(8)	—		(305)

Other income (expense)	5	—	—	2	—		3

Operating income (loss)	109	(83)	(7)	(11)	—		210
% of revenue	10.3%						19.8%

Interest income (expense) net	(73)						(73)

Provisions for income taxes	(20)						(1	)1)

Income (loss) from continuing operations	(110)	(83)	(7)	(11)	(145	)2)	136

Income (loss) on discontinued operations, net of tax	421				421		—

Net (income) loss attributable to non-controlling interests	(10)						(10)

Net income (loss) attributable to stockholders	301						126	3)

Weighted average diluted shares outstanding (in thousands):	248,318						251,470

Diluted earnings (loss) per common share attributable to stockholders	1.21						0.50

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange loss on debt: $(82) million; Loss on extinguishment of long-term debt: $(11) million; Other financial expense: $(8) million; Results relating to equity-accounted investees: $(25) million; and difference between book and cash income taxes: $(19) million.

3)	Includes stock-based compensation expense of $4 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q2 2011

Table 11

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non- GAAP

Revenue	1,121	—	—	—	—		1,121

Gross profit	523	(3)	(4)	(6)	—		536
% of revenue	46.7%						47.8%

Research and development	(165)	—	(3)	(2)	—		(160)
Selling	(73)	—	—	—	—		(73)
General and administrative	(156)	(69)	(1)	(8)	—		(78)

Total operating expense	(394)	(69)	(4)	(10)	—		(311)

Other income (expense)	4	—	—	—	—		4

Operating income (loss)	133	(72)	(8)	(16)	—		229
% of revenue	11.9%						20.4%

Interest income (expense) net	(79)						(79)

Provisions for income taxes	—						(7	)1)

Income (loss) from continuing operations	99	(72)	(8)	(16)	52	2)	143

Income (loss) on discontinued operations, net of tax	(2)				(2)		—

Net (income) loss attributable to non-controlling interests	(13)						(13)

Net income (loss) attributable to stockholders	84	(72)	(8)	(16)	50		130	3)

Weighted average diluted shares outstanding (in thousands):	256,273						256,273

Diluted earnings (loss) per common share attributable to stockholders	0.33						0.51

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange gain on debt: $85 million; Loss on extinguishment of long-term debt: $(14) million; Other financial expense: $(11) million; Results relating to equity-accounted investees: $(15) million; and difference between book and cash income taxes: $7 million.

3)	Includes stock-based compensation expense of $4 million.

NXP Semiconductors

Financial Reconciliation - GAAP to non-GAAP (unaudited)

Q3 2010

Table 12

($ in millions)	GAAP	PPA effects	Restructuring	Other Incidental	Other Adjustments		Non- GAAP

Revenue	1,120	—	—	—	—		1,120

Gross profit	476	(3)	(7)	(2)	—		488
% of revenue	42.5%						43.6%

Research and development	(146)	—	7	(1)	—		(152)
Selling	(63)	—	—	—	—		(63)
General and administrative	(162)	(66)	(1)	(11)	—		(84)

Total operating expense	(371)	(66)	6	(12)	—		(299)

Other income (expense)	1	—	—	5	—		(4)

Operating income (loss)	106	(69)	(1)	(9)	—		185
% of revenue	9.5%						16.5%

Interest income (expense) net	(80)						(80)

Provisions for income taxes	(27)						(4	)1)

Income (loss) from continuing operations	353	(69)	(1)	(9)	331	2)	101

Income (loss) on discontinued operations, net of tax	23				23		—

Net (income) loss attributable to non-controlling interests	(7)						(7)

Net income (loss) attributable to stockholders	369	(69)	(1)	(9)	354		94	3)

Weighted average diluted shares outstanding (in thousands):	238,735						238,735

Diluted earnings (loss) per common share attributable to stockholders	1.55						0.39

1)	Cash income taxes paid during the period.
2)

Includes: Foreign exchange gain on debt: $323 million; Gain on extinguishment of long-term debt: $55 million; Other financial expense: $(19) million; Results relating to equity-accounted investees: $(5) million; and difference between book and cash income taxes: $(23) million.

3)	Includes stock-based compensation expense of $7 million.

NXP Semiconductors

Adjusted EBITDA

Table 13

($ in millions)	Q3 2010	Q2 2011	Q3 2011

Net Income	376	97	311
Income (loss) on discontinued operations	23	(2)	421

Income (loss) on continuing operations	353	99	(110)

Reconciling items to EBITDA:
Financial (income) expense	(279)	19	174
Provision for income taxes	27	—	20
Depreciation	86	72	68
Amortization	69	71	84

EBITDA	256	261	236

Results of equity-accounted investees	5	15	25
Restructuring1)	—	7	7
Other incidental items1)	9	16	11

Adjusted EBITDA	270	299	279
Trailing twelve month adjusted EBITDA	868	1,164	1,173

1) Excluding depreciation property, plant and equipment related to:

Restructuring	1	1	—

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Sander Arts

sander.arts@nxp.com

+1 408 839 9780